TEVA PRESENTS FURTHER DATA FROM PHASE IIb WITH TEV-48125 IN CHRONIC MIGRAINE AT THE
INTERNATIONAL HEADACHE SOCIETY CONGRESS (IHC): EFFICACY AND SAFETY RESULTS AT ALL DOSES AND
ENDPOINTS PRESENT ROBUST CASE FOR PROGRESSION TO PHASE III

•	Both doses of TEV-48125 demonstrated statistically significant reduction in the number of headache hours (primary endpoint) after just one week

•	More than half of the patients in each dose group experienced a 50% or more decrease in headache frequency (P<0.01 for both doses vs. placebo)

•	Nearly one third of patients in each dose group had a 75% decrease in headache frequency (p < 0.05 for both doses).

•	Around 15% were totally free of headaches at month three

•	By the end of the study, nearly 60% of patients reverted from chronic (>15 headache days per month) to episodic migraine

Jerusalem, May 14, 2015 – Teva Pharmaceutical Industries Ltd. (NYSE and TASE: TEVA) announced the presentation of further data from its chronic migraine phase 2b study evaluating the efficacy and safety, versus placebo, of two doses of TEV-48125, an anti-calcitonin gene-related peptide (CGRP) ligand monoclonal antibody. These data will be presented on Friday, May 15th, 2015, as a late breaking oral presentation at the 17th Congress of the International Headache Society (IHC 2015).

Both assessed doses of TEV-48125 (loading of 675 followed by monthly injections of 225 mg or 900 mg), were significantly superior to placebo in reducing, relative to baseline, the number of hours with headache (primary endpoint — p < 0.05 and p < 0.01). TEV-48125 also significantly decreased the number of headache days of moderate or severe intensity in month 3 (secondary endpoint — p < 0.05 and p < 0.05).

A priori analyses indicated that separation from placebo was seen after a single dose of therapy, and exploratory analyses also showed both doses of TEV-48125 separating from placebo as early as one week post-treatment: decrease of headache hours from baseline (primary endpoint) at week 1 was -9.1 for TEV-48125 675/225mg (p = 0.03), -11.4 for 900 mg (p = 0.003), and -2.8 for placebo. This benefit increased progressively at 1 month, with decreases of -44.1 hours for 675/225 mg (p = 0.003), -56.82 hours for 900 mg (p < 0.001) and -18.1 hours for placebo. At three months decreases were -59.8 for 675/225 mg (p = 0.04) -67.5 for 900 mg (p = 0.006) and -37.1 for placebo. Similar decreases were seen for number of moderate/severe headache days (secondary endpoint), where both doses separated from placebo at 2 weeks, and maintained at 1 month and 3 months.

Additionally, TEV-48125 was associated with a significant decrease in the consumption of acute migraine medications. No treatment-related serious adverse events were reported with use of TEV-48125. Most common AEs were mild injection-site pain or pruritus. No other relevant differences in the rate of treatment-emergent adverse events occurred for those receiving TEV-48125 doses relative to placebo. Antibodies anti-drug were the lowest in class up to this point (1.1% for TEV-48125 in this trial, and present before drug exposure).

Furthermore, over half of the patients in both dose groups experienced a 50% or more decrease in headache frequency (p<0.01 for both doses vs. placebo), nearly one third of patients in both dose groups had a 75% decrease in headache frequency (p < 0.05 for both doses) and around 15% were totally free of headaches at month three.

The study was conducted amongst 264 highly severe chronic migraine patients who suffered from a mean of approximately 162 headache hours per month (approx. 17 migraine days per month, and around 21 days of headache per month). They had suffered from migraines for mean period of 18 years. Amongst the most affected of these patients (upper third), 42% reverted to episodic migraine in the 675/225 mg arm and 43% in the 900 mg arm, vs 22% in placebo. Overall, by the end of the study nearly 60% of patients reverted from chronic to episodic migraine.

“Chronic migraine represents an incredibly debilitating neurological disorder which significantly diminishes quality of life and disables the sufferers,” said Alan M. Rapoport, M.D. President of the International Headache Society, as well as Clinical Professor of Neurology at The David Geffen School of Medicine at UCLA, Los Angeles, and a co-author of the study. “Although all individuals with chronic migraine qualify for preventive therapy, most do not receive it and a substantial proportion of those who receive it, end up discontinuing therapy. These data provide a basis for real hope for chronic migraine patients. The speed and magnitude of reductions in migraine hours and days seen in this trial may significantly, and positively, impact the lives of these patients.”

“These results with TEV-48125 have not previously been achieved at any phase in chronic migraine. They are highly statistically significant, and provide a solid foundation to advancing the program into phase III”, said Michael Hayden, Teva’s President of Global R&D and Chief Scientific Officer. “Patients who have suffered from chronic migraine for many years now have a very good reason for hope.”

About the Study
The study was a multicenter, randomized, double-blind, double-dummy, placebo-controlled, parallel group, multi-dose study comparing TEV-48125 with placebo. Following a 28 day run-in period, qualifying patients (n=264) were randomized to one of three treatment arms receiving high dose TEV-48125 (900mg), low dose TEV-48125 (675/225 mg) or placebo, given subcutaneously once a month for three months.

Subjects had their headache and health information captured daily during the entire study, using an electronic headache diary system. The study was conducted in approximately 60 centers in the USA.

About TEV-48125
TEV-48125 (formerly LBR-101/ RN-307) is a monoclonal antibody that binds to calcitonin gene-related peptide (CGRP), a well-validated target in migraine. CGRP signaling may be disrupted by targeting the ligand itself or its receptor.

Teva’s approach targets the ligand, allowing for some CGRP signaling during therapy. This avoids the potential effects of a long-term total disruption to the normal physiological functions of the CGRP system, which are unknown.

TEV-48125, administered as a once-monthly subcutaneous injection, is being developed for both chronic migraine and high frequency episodic migraine. Data from a recently announced Phase IIb study for the prevention of high frequency episodic migraine, also demonstrated the efficacy and safety of two doses of TEV-48125 in 300 patients. Findings were consistent with the chronic migraine data achieving highly significant reductions in mean monthly migraine days after a single dose, establishing TEV-48125 as the first, and only, treatment to date to meet efficacy and safety endpoints in trials of both chronic and episodic migraine and across multiple doses.

TEV-48125 successfully completed six Phase I trials with 118 healthy volunteers receiving active drug. Results were published in Cephalalgia, the official journal of the International Headache Society, in December 2013, and presented at the 2014 annual meeting of the American Academy of Neurology. Most treatment-related adverse events were mild, transient and resolved spontaneously.
About Chronic Migraine:
Approximately 3.2 million Americans, mostly women, suffer from Chronic Migraine*. Chronic migraine is characterized by headaches on at least 15 days per month. Chronic migraine patients are often referred to as the ‘invisible population’ due to the isolating nature of the condition, where patients are left, in many cases, effectively house-bound.

The World Health Organization (WHO), listed chronic migraine as 4th in a table of disabling conditions. This ranked it in the same disability class as quadriplegia, acute psychosis and dementia, and more disabling than blindness, paraplegia, angina or rheumatoid arthritis.**

Chronic migraine imposes a considerable burden on patients, magnified by the paucity of approved treatment options for this condition. More than one in four of all migraineurs are candidates for preventive therapy, and a substantial proportion of those who might benefit from prevention do not receive it.* Consequently, the prophylactic treatment of chronic migraine continues to present considerable challenges, and there remains a significant medical need for new, safe and effective migraine prophylaxis options.
About Teva
Teva Pharmaceutical Industries Ltd. (NYSE and TASE: TEVA) is a leading global pharmaceutical company that delivers high-quality, patient-centric healthcare solutions to millions of patients every day. Headquartered in Israel, Teva is the world’s largest generic medicines producer, leveraging its portfolio of more than 1,000 molecules to produce a wide range of generic products in nearly every therapeutic area. In specialty medicines, Teva has a world-leading position in innovative treatments for disorders of the central nervous system, including pain, as well as a strong portfolio of respiratory products. Teva integrates its generics and specialty capabilities in its global research and development division to create new ways of addressing unmet patient needs by combining drug development capabilities with devices, services and technologies. Teva’s net revenues in 2014 amounted to $20.3 billion. For more information, visit www.tevapharm.com.

Teva’s Safe Harbor Statement under the U. S. Private Securities Litigation Reform Act of 1995:

This release contains forward-looking statements, which are based on management’s current beliefs and expectations and involve a number of known and unknown risks and uncertainties that could cause our future results, performance or achievements to differ significantly from the results, performance or achievements expressed or implied by such forward-looking statements. Important factors that could cause or contribute to such differences include risks relating to: our ability to develop and commercialize additional pharmaceutical products; competition for our innovative products, especially Copaxone® (including competition from orally-administered alternatives, as well as from potential purported generic equivalents) and our ability to migrate users to our 40 mg/mL version; the possibility of material fines, penalties and other sanctions and other adverse consequences arising out of our ongoing FCPA investigations and related matters; our ability to achieve expected results from the research and development efforts invested in our pipeline of specialty and other products; our ability to reduce operating expenses to the extent and during the timeframe intended by our cost reduction program; our ability to identify and successfully bid for suitable acquisition targets or licensing opportunities, or to consummate and integrate acquisitions; the extent to which any manufacturing or quality control problems damage our reputation for quality production and require costly remediation; increased government scrutiny in both the U.S. and Europe of our patent settlement agreements; our exposure to currency fluctuations and restrictions as well as credit risks; the effectiveness of our patents, confidentiality agreements and other measures to protect the intellectual property rights of our specialty medicines; the effects of reforms in healthcare regulation and pharmaceutical pricing, reimbursement and coverage; governmental investigations into sales and marketing practices, particularly for our specialty pharmaceutical products; adverse effects of political or economic instability, major hostilities or acts of terrorism on our significant worldwide operations; interruptions in our supply chain or problems with internal or third-party information technology systems that adversely affect our complex manufacturing processes; significant disruptions of our information technology systems or breaches of our data security; competition for our generic products, both from other pharmaceutical companies and as a result of increased governmental pricing pressures; competition for our specialty pharmaceutical businesses from companies with greater resources and capabilities; the impact of continuing consolidation of our distributors and customers; decreased opportunities to obtain U.S. market exclusivity for significant new generic products; potential liability in the U.S., Europe and other markets for sales of generic products prior to a final resolution of outstanding patent litigation; our potential exposure to product liability claims that are not covered by insurance; any failure to recruit or retain key personnel, or to attract additional executive and managerial talent; any failures to comply with complex Medicare and Medicaid reporting and payment obligations; significant impairment charges relating to intangible assets, goodwill and property, plant and equipment; the effects of increased leverage and our resulting reliance on access to the capital markets; potentially significant increases in tax liabilities; the effect on our overall effective tax rate of the termination or expiration of governmental programs or tax benefits, or of a change in our business; variations in patent laws that may adversely affect our ability to manufacture our products in the most efficient manner; environmental risks; and other factors that are discussed in our Annual Report on Form 20-F for the year ended December 31, 2014 and in our other filings with the U.S. Securities and Exchange Commission. Forward-looking statements speak only as of the date on which they are made and we assume no obligation to update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.

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